Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166447

COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 10 DATED FEBRUARY 15, 2013
TO THE PROSPECTUS DATED AUGUST 16, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated August 16, 2012 and Supplement No. 9 dated January 17, 2013, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.;
(2)	recent real property investments;
(3)	placement of debt on certain real property investments;
(4)	updates to our prior performance summary; and
(5)	summary financial data for certain property acquisitions and pro forma financial statements (unaudited).
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering 250,000,000 shares in a primary offering and 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of January 2013, we accepted investors’ subscriptions for, and issued, approximately 2.8 million shares of our common stock in the primary portion of our offering, resulting in gross proceeds to us of approximately $27.1 million, and approximately 48,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $453,000. As of February 12, 2013, we had accepted investors’ subscriptions for, and issued, approximately 21.3 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $209.4 million.
Our board of directors has approved closing our primary offering in the third quarter of 2013. We currently expect to stop offering shares of our common stock in our primary offering on August 30, 2013. Our general policy is to accept subscription agreements signed by the investor on or before August 30, 2013, which are received in good order. We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Recent Real Property Investment
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned "Prospectus Summary — Description of Real Estate Investments" beginning on page 11 of the prospectus.
Description of Real Estate Investments
As of February 12, 2013, our investment portfolio consisted of 19 wholly-owned properties located in ten states, consisting of approximately 3.2 million gross rentable square feet of corporate office and industrial space. We acquired six properties between January 15, 2013 and February 12, 2013, which are listed below:

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price

Fresenius - Prairieville, LA	Healthcare	1	Bio-Medical Applications of Louisiana, LLC (1)	5,900	$1,111,666
Fresenius - Jackson, LA	Healthcare	1	Bio-Medical Applications of Louisiana, LLC (1)	6,083	1,007,731
Fresenius - Baton Rouge (Realtors Ave), LA	Healthcare	1	Bio-Medical Applications of Louisiana, LLC (1)	7,350	1,217,626
Fresenius - Baton Rouge (North Blvd), LA	Healthcare	1	Bio-Medical Applications of Louisiana, LLC (1)	8,000	1,536,086
Fresenius - Plaquemine, LA	Healthcare	1	Bio-Medical Applications of Louisiana, LLC (1)	5,882	1,432,313
Fresenius - Denham Springs, LA	Healthcare	1	Bio-Medical Applications of Louisiana, LLC (1)	7,360	2,166,828
				40,575	$8,472,250

(1)					Each lease has a corporate guarantee from Fresenius Medical Care Holdings, Inc., a wholly-owned subsidiary of Fresenius Medical Care AG & Co.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 103 of the prospectus.
Real Property Investments
 As of February 12, 2013, we, through separate wholly-owned limited liability companies, owned 19 properties located in ten states, consisting of approximately 3.2 million gross rentable square feet of corporate office and industrial space. Between January 15, 2013 and February 12 2013, we acquired the properties listed below through the use of proceeds from our initial public offering.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Fresenius - Prairieville, LA	January 18, 2013	2001	$1,111,666	$22,233	8.44%	8.62%	100%
Fresenius - Jackson, LA	January 18, 2013	2002	1,007,731	20,155	8.87%	8.98%	100%
Fresenius - Baton Rouge (Realtors Ave), LA	January 18, 2013	2005	1,217,626	24,353	8.45%	8.47%	100%
Fresenius - Baton Rouge (North Blvd), LA	January 18, 2013	2000	1,536,086	30,722	8.44%	8.62%	100%
Fresenius - Plaquemine, LA	January 18, 2013	2000	1,432,313	28,646	8.57%	8.66%	100%
Fresenius - Denham Springs, LA	January 18, 2013	2007	2,166,828	43,337	8.41%	8.50%	100%
			$8,472,250	$169,446

(1)			Purchase price does not include acquisition related expenses.
(2)
Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 75 of the prospectus.

(3)
Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease over the non-cancellable lease term at the property divided by the property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease term for the major tenants of the properties listed above:

						Effective
		Total	% of Total		Effective	Base
		Square	Rentable	Renewal	Annual	Rent per
		Feet	Square	Options	Base	Square
Property	Major Tenants (1)	Leased	Feet	(2)	Rent (3)	Foot (3)		Lease Term (4)
Fresenius - Prairieville, LA	Bio-Medical Applications of Louisiana, LLC	5,900	100%	2/5 year	$93,810	$15.90		1/18/2013	-	9/30/2015
					94,514	16.02	(5)	10/1/2015	-	12/31/2022
Fresenius - Jackson, LA	Bio-Medical Applications of Louisiana, LLC	6,083	100%	3/5 year	89,420	14.70		1/18/2013	-	3/31/2017
					90,091	14.81	(5)	4/1/2017	-	12/31/2022
Fresenius - Baton Rouge (Realtors Ave), LA	Bio-Medical Applications of Louisiana, LLC	7,350	100%	2/5 year	102,900	14.00		1/18/2013	-	1/24/2021
					103,672	14.11	(5)	1/25/2021	-	12/31/2022
Fresenius - Baton Rouge (North Blvd), LA	Bio-Medical Applications of Louisiana, LLC	8,000	100%	2/5 year	129,600	16.20		1/18/2013	-	1/31/2015
					130,572	16.32	(5)	2/1/2015	-	12/31/2022
Fresenius - Plaquemine, LA	Bio-Medical Applications of Louisiana, LLC	5,882	100%	1/5 year	122,816	20.88		1/18/2013	-	5/31/2013
					120,581	20.50	(5)	6/1/2013	-	12/31/2014
Fresenius - Denham Springs, LA	Bio-Medical Applications of Louisiana, LLC	7,360	100%	3/5 year	182,160	24.75		1/18/2013	-	10/10/2017
					183,526	24.94	(5)	10/11/2017	-	12/31/2022

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents the number of renewal options and the term of each option.
(3)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.
(4)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term, assuming no renewals are exercised. In general, these properties are subject to long term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(5)	The annual base rent under the lease increases by 0.75% of the then-current annual base rent beginning on January 1 of the following year and at the beginning of each calendar year thereafter.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of February 12, 2013, for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2013	—	—	$—	—%
2014	—	—	—	—%
2015	—	—	—	—%
2016	1	17,461	418,794	2%
2017	1	39,921	888,745	3%
2018	—	—	—	—%
2019	—	—	—	—%
2020	1	145,025	2,755,475	11%
2021	—	—	—	—%
2022	12	777,482	8,234,448	33%
2023	4	750,899	6,686,675	26%
Thereafter	3	1,506,659	6,266,750	25%
	22	3,237,447	$25,250,887	100%

Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the property described in this prospectus supplement is approximately $6.9 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in the properties described in this prospectus supplement is estimated, as of February 12, 2013, as follows:

Wholly-owned Property	Depreciable Tax Basis
Fresenius - Prairieville, LA	$911,566
Fresenius - Jackson, LA	826,339
Fresenius - Baton Rouge (Realtors Ave), LA	998,453
Fresenius - Baton Rouge (North Blvd), LA	1,259,591
Fresenius - Plaquemine, LA	1,174,497
Fresenius - Denham Springs, LA	1,776,799
$6,947,245
We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.
Placement and Repayment of Debt on Certain Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments — Placement of Debt on Certain Real Property Investments” beginning on page 105 of the prospectus, as supplemented to date:
As of February 12, 2013, the borrowing base under the Credit Facility, based on the underlying collateral pool for qualified properties, was $150.0 million, and the amount outstanding under the Credit Facility was $104.1 million.
Updates to our Prior Performance Summary
The following information supersedes and should be read in conjunction with, the section in our prospectus captioned “Prior Performance Summary — Adverse Business and Other Developments — Share Valuation” beginning on page 115 of the prospectus:
On January 15, 2013, CCPT I announced that its board of directors established an estimated value of CCPT I’s common stock of $7.75 per share as of December 31, 2012. This is a decrease from the previously reported estimated value of CCPT I’s common stock of $7.95 per share as of December 31, 2011, announced by CCPT I on January 13, 2012, but an increase from the $7.65 per share estimated value as of December 31, 2010 and 2009, announced on January 13, 2011 and February 1, 2010, respectively.
On January 23, 2013, CCPT II’s board of directors established an estimated value of CCPT II’s common stock of $9.45 per share as of January 23, 2013. This is an increase from the $9.35 per share and $8.05 per share estimated values established by CCPT II's board of directors as of July 27, 2011 and June 22, 2010, respectively.
The following information supplements, and should be read in conjunction with, the second paragraph of the section of our prospectus captioned “Prior Performance Summary — Adverse Business and Other Developments — Distributions and Redemptions” beginning on page 116 of the prospectus:
CCPT I’s board of directors has determined that there will be an insufficient amount of cash available for redemptions during the year ending December 31, 2013.

Summary Financial Data and Pro Forma Financial Statements (Unaudited)
The Company acquired a single-tenant industrial building located in Roanoke, Virgina (the ID Roanoke Property) on November 9, 2012 and two single-tenant distribution facilities located in Spartanburg, South Carolina (the ID Spartanburg Property) and Ankeny, Iowa (the ID Ankeny Property) on December 17, 2012; as such, this prospectus is supplemented to add the following financial data, which was filed with the SEC in an amended current report on Form 8-K/A on January 25, 2013.

INDEX TO SUMMARY FINANCIAL DATA AND PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)

Summary Financial Data of the Properties Acquired
Elizabeth Arden - Roanoke, VA
Summary Financial Data Regarding Elizabeth Arden, Inc.	FS-1
Amazon - Spartanburg, SC
Summary Financial Data Regarding Amazon.com, Inc.	FS-2
Toro - Ankeny, IA
Summary Financial Data Regarding The Toro Company	FS-3

Pro Forma Financial Statements (Unaudited) of Cole Corporate Income Trust, Inc.
Pro Forma Condensed Consolidated Balance Sheet (Unaudited) as of September 30, 2012	FS-4
Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the Nine Months Ended September 30, 2012	FS-5
Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the year ended December 31, 2011	FS-6
Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited)	FS-7

SUMMARY FINANCIAL DATA
ELIZABETH ARDEN, INC.

We have acquired the ID Roanoke Property, which is leased to Elizabeth Arden, Inc. (Elizabeth Arden):

		Year	Purchase	Square
Property Location	Date Acquired	Built	Price	Feet
Roanoke, VA	November 9, 2012	2003	$23,500,000	399,182
In evaluating the ID Roanoke Property as a potential acquisition, including the determination of the appropriate purchase price for the ID Roanoke Property, the Company considered a variety of factors, including the condition and financial performance of the property; the terms of the existing lease and the creditworthiness of the tenant; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; and neighborhood growth patterns and economic conditions. After reasonable inquiry, the Company is not aware of any material factors relating to the ID Roanoke Property that would cause the reported financial information not to be indicative of future operating results.
Because the ID Roanoke Property is 100% leased to a single tenant on a long-term basis under a net lease whereby substantially all of the operating costs are the responsibility of the tenant, the Company believes that the financial condition and results of operations of the tenant are more relevant to investors than the financial statements of the ID Roanoke Property, and will enable investors to evaluate the creditworthiness of the tenant. Additionally, because the ID Roanoke Property is subject to a net lease, the historical property financial statements provide limited information other than rental income. As a result, pursuant to the guidance provided by the SEC, we have provided summarized consolidated financial information of the tenant of the acquired property.
Elizabeth Arden currently files its financial statements in reports filed with the SEC, and the following summary financial data regarding Elizabeth Arden are taken from its previously filed public reports (dollar amounts in thousands):

	For the Three
	Months Ended	For the Fiscal Year Ended
	September 30, 2012	June 30, 2012	June 30, 2011	June 30, 2010
Consolidated Statements of Operations:
Net sales	$344,541	$1,238,273	$1,175,500	$1,103,777
Income before income taxes	2,665	73,512	49,626	22,826
Net income	2,184	57,419	40,989	19,533

	As of	As of the Fiscal Year Ended
	September 30, 2012	June 30, 2012	June 30, 2011	June 30, 2010
Consolidated Balance Sheets:
Total assets	$1,265,621	$1,066,754	$854,837	$843,471
Long-term debt	250,000	250,000	250,000	218,699
Total shareholders’ equity	489,644	481,727	417,765	352,617
For more detailed financial information regarding Elizabeth Arden, please refer to its financial statements and other public filings, which are publicly available on the SEC’s web site, http://www.sec.gov.

SUMMARY FINANCIAL DATA
AMAZON.COM, INC.

We have acquired the ID Spartanburg Property, which is leased to a wholly-owned subsidiary of Amazon.com, Inc. (Amazon), and the lease is guaranteed by Amazon:

		Year	Purchase	Square
Property Location	Date Acquired	Built	Price	Feet
Spartanburg, SC	December 17, 2012	2012	$63,253,209	1,015,740

In evaluating the ID Spartanburg Property as a potential acquisition, including the determination of the appropriate purchase price for the ID Spartanburg Property, the Company considered a variety of factors, including the condition and financial performance of the property; the terms of the existing lease and the creditworthiness of the tenant; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; and neighborhood growth patterns and economic conditions. After reasonable inquiry, the Company is not aware of any material factors relating to the ID Spartanburg Property that would cause the reported financial information not to be indicative of future operating results.

Because the ID Spartanburg Property is 100% leased to a single tenant on a long-term basis under a net lease whereby substantially all of the operating costs are the responsibility of the tenant subject to a parent guarantee, the Company believes that the financial condition and results of operations of the guarantor are more relevant to investors than the financial statements of the ID Spartanburg Property, and will enable investors to evaluate the creditworthiness of the guarantor. Additionally, because the ID Spartanbug Property is subject to a net lease, the historical property financial statements provide limited information other than rental income. As a result, pursuant to the guidance provided by the SEC, we have provided summarized consolidated financial information of the guarantor of the acquired property.

Amazon currently files its financial statements in reports filed with the SEC, and the following summary financial data regarding Amazon are taken from its previously filed public reports (dollar amounts in millions):

	For the Nine
	Months Ended	For the Fiscal Year Ended
	September 30, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Consolidated Statements of Operations:
Net sales	$39,825	$48,077	$34,204	$24,509
Income before income taxes	207	934	1,497	1,161
Net (loss) income	(137)	631	1,152	902

	As of	As of the Fiscal Year Ended
	September 30, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Consolidated Balance Sheets:
Total assets	$22,834	$25,278	$18,797	$13,813
Long-term liabilities	2,676	2,625	1,561	1,192
Total stockholders’ equity	7,553	7,757	6,864	5,257

For more detailed financial information regarding Amazon, please refer to its financial statements and other public filings, which are publicly available on the SEC’s web site, http://www.sec.gov.

SUMMARY FINANCIAL DATA
THE TORO COMPANY

We have acquired the ID Ankeny Property, which is leased to The Toro Company (Toro):

		Year	Purchase	Square
Property Location	Date Acquired	Built	Price	Feet
Ankeny, IA	December 17, 2012	2012	$22,470,243	450,139
In evaluating the ID Ankeny Property as a potential acquisition, including the determination of the appropriate purchase price for the ID Ankeny Property, the Company considered a variety of factors, including the condition and financial performance of the property; the terms of the existing lease and the creditworthiness of the tenant; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; and neighborhood growth patterns and economic conditions. After reasonable inquiry, the Company is not aware of any material factors relating to the ID Ankeny Property that would cause the reported financial information not to be indicative of future operating results.
Because the ID Ankeny Property is 100% leased to a single tenant on a long-term basis under a net lease whereby substantially all of the operating costs are the responsibility of the tenant, the Company believes that the financial condition and results of operations of the tenant are more relevant to investors than the financial statements of the ID Ankeny Property, and will enable investors to evaluate the creditworthiness of the tenant. Additionally, because the ID Ankeny Property is subject to a net lease, the historical property financial statements provide limited information other than rental income. As a result, pursuant to the guidance provided by the SEC, we have provided summarized consolidated financial information of the tenant of the acquired property.
Toro currently files its financial statements in reports filed with the SEC, and the following summary financial data regarding Toro are taken from its previously filed public reports (dollar amounts in thousands):

	For the Fiscal Year Ended
	October 31, 2012	October 31, 2011	October 31, 2010
Consolidated Statements of Operations:
Net sales	$1,958,690	$1,883,953	$1,690,378
Income before income taxes	196,262	174,826	141,268
Net income	129,541	117,658	93,237

	As of the Fiscal Year Ended
	October 31, 2012	October 31, 2011	October 31, 2010
Consolidated Balance Sheets:
Total assets	$935,199	$870,663	$885,622
Long-term debt	223,482	225,178	223,578
Total stockholders’ equity	312,402	266,767	275,810
For more detailed financial information regarding Toro, please refer to its financial statements and other public filings, which are publicly available on the SEC’s web site, http://www.sec.gov.

COLE CORPORATE INCOME TRUST, INC.
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
As of September 30, 2012

The following Pro Forma Condensed Consolidated Balance Sheet (Unaudited) is presented as if the Company had acquired the ID Roanoke Property, the ID Spartanburg Property and the ID Ankeny Property (collectively, the Pro Forma Properties) on September 30, 2012.
This Pro Forma Condensed Consolidated Balance Sheet (Unaudited) as of September 30, 2012 should be read in conjunction with the Company’s historical financial statements and notes thereto for the three and nine months ended September 30, 2012, included in our Quarterly Report on Form 10-Q, as filed on November 13, 2012 with the SEC. This Pro Forma Condensed Consolidated Balance Sheet (Unaudited) is not necessarily indicative of what the actual financial position would have been had the Company completed the acquisitions of the Pro Forma Properties on September 30, 2012, nor does it purport to represent its future financial position. This Pro Forma Condensed Consolidated Balance Sheet (Unaudited) only includes the Pro Forma Properties, determined in accordance with SEC Rule 3-14 of Regulation S-X.

	As Reported	Acquisition		Pro Forma as of
	September 30, 2012	Pro Forma Adjustments		September 30, 2012
	(a)
ASSETS
Investment in real estate assets:
Land	$13,612,703	$9,255,751	(b)	$22,868,454
Buildings and improvements	71,453,605	84,936,537	(b)	156,390,142
Acquired intangible lease assets	12,135,881	14,056,164	(b)	26,192,045
Total investment in real estate assets, net	97,202,189	108,248,452		205,450,641
Cash and cash equivalents	21,696,317	(20,500,000)	(c)	1,196,317
Restricted cash	432,570	—		432,570
Rents and tenant receivables	423,127	—		423,127
Prepaid expenses	139,369	—		139,369
Due from affiliates	—	—		—
Deferred financing costs	251,327	852,989	(d)	1,104,316
Total assets	$120,144,899	$88,601,441		$208,746,340

LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable and line of credit	$22,400,000	$63,170,000	(e)	$85,570,000
Accounts payable and accrued expenses	1,638,043	—		1,638,043
Escrowed investor proceeds	125,000	—		125,000
Acquired below market lease intangibles	1,388,838	—		1,388,838
Distributions payable	553,076	—		553,076
Deferred rental income	308,086	—		308,086
Total liabilities	26,413,043	63,170,000		89,583,043
Commitments and contingencies
Redeemable common stock	1,103,201	—		1,103,201
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—		—
Common stock, $0.01 par value; 490,000 shares authorized, 11,057,951 shares issued and outstanding	110,580	30,724	(f)	141,304
Capital in excess of par value	97,823,199	27,928,097	(f)	125,751,296
Accumulated distributions in excess of earnings	(5,305,124)	(2,527,380)	(g)	(7,832,504)
Total stockholders’ equity	92,628,655	25,431,441		118,060,096
Total liabilities and stockholders’ equity	$120,144,899	$88,601,441		$208,746,340
See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited).

COLE CORPORATE INCOME TRUST, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
For the Nine Months Ended September 30, 2012

The following unaudited Pro Forma Condensed Consolidated Statement of Operations (Unaudited) is presented as if the Company had acquired the Pro Forma Properties on January 1, 2011.
This Pro Forma Condensed Consolidated Unaudited Statement of Operations (Unaudited) should be read in conjunction with the Company’s historical financial statements and notes thereto for the three and nine months ended September 30, 2012, included in the Company’s Quarterly Report on Form 10-Q, as filed on November 13, 2012 with the SEC. This Pro Forma Condensed Consolidated Statement of Operations (Unaudited) is not necessarily indicative of what actual results of operations would have been had the Company completed the acquisitions of the Pro Forma Properties on January 1, 2011, nor does it purport to represent its future operations. This Pro Forma Condensed Consolidated Statement of Operations (Unaudited) only includes the Pro Forma Properties, determined in accordance with SEC Rule 3-14 of Regulation S-X.

	For the Nine Months Ended September 30, 2012 As Reported	Acquisition Pro Forma Adjustments		Pro Forma for the Nine Months Ended September 30, 2012
	(a)	(b)
Revenues:
Rental and other property income	$2,931,695	$5,852,062	(c)	$8,783,757
Tenant reimbursement income	825,739	829,758	(d)	1,655,497
Total revenue	3,757,434	6,681,820		10,439,254

Expenses:
General and administrative expenses	621,633	—		621,633
Property operating expenses	873,520	829,758	(e)	1,703,278
Acquisition related expenses	1,639,619	—		1,639,619
Depreciation	872,829	1,678,669	(f)	2,551,498
Amortization	404,869	746,651	(f)	1,151,520
Total operating expenses	4,412,470	3,255,078		7,667,548
Operating (loss) income	(655,036)	3,426,742		2,771,706

Other income (expense):
Interest and other income	35,848	—		35,848
Interest expense	(775,542)	(1,733,627)	(g)	(2,509,169)
Total other expense	(739,694)	(1,733,627)		(2,473,321)
Net (loss) income	$(1,394,730)	$1,693,115		$298,385

Weighted average number of common shares outstanding:
Basic and diluted	5,076,981	3,072,398	(h)	8,149,379

Net (loss) income per common share:
Basic and diluted	$(0.27)			$0.04
See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited).

COLE CORPORATE INCOME TRUST, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
For the Year Ended December 31, 2011

The following Pro Forma Condensed Consolidated Statement of Operations (Unaudited) is presented as if the Company had acquired the Pro Forma Properties on January 1, 2011.
This Pro Forma Condensed Consolidated Unaudited Statement of Operations (Unaudited) should be read in conjunction with the Company’s historical financial statements and notes thereto for the year ended December 31, 2011, as filed in the Company’s Annual Report on Form 10-K with the SEC on March 13, 2012. This Pro Forma Condensed Consolidated Unaudited Statement of Operations (Unaudited) is not necessarily indicative of what actual results of operations would have been had the Company completed the acquisitions of the Pro Forma Properties on January 1, 2011, nor does it purport to represent its future operations. This Pro Forma Condensed Consolidated Unaudited Statement of Operations (Unaudited) only includes the Pro Forma Properties, determined in accordance with SEC Rule 3-14 of Regulation S-X.

	For the Year Ended December 31, 2011 As Reported	Acquisition Pro Forma Adjustments		Pro Forma for the Year Ended December 31, 2011
	(a)	(b)
Revenues:
Rental and other property income	$1,478,942	$7,802,749	(c)	$9,281,691
Tenant reimbursement income	362,202	1,106,344	(d)	1,468,546
Total revenue	1,841,144	8,909,093		10,750,237

Expenses:
General and administrative expenses	470,927	—		470,927
Property operating expenses	367,197	1,106,344	(e)	1,473,541
Acquisition related expenses	718,839	—		718,839
Depreciation	443,431	2,238,225	(f)	2,681,656
Amortization	199,773	995,535	(f)	1,195,308
Total operating expenses	2,200,167	4,340,104		6,540,271
Operating (loss) income	(359,023)	4,568,989		4,209,966

Other income (expense):
Interest and other income	6,930	—		6,930
Interest expense	(791,145)	(2,378,913)	(g)	(3,170,058)
Total other expense	(784,215)	(2,378,913)		(3,163,128)
Net (loss) income	$(1,143,238)	$2,190,076		$1,046,838

Weighted average number of common shares outstanding:
Basic and diluted	450,165	3,072,398	(h)	3,522,563

Net (loss) income per common share:
Basic and diluted	$(2.54)			$0.30
See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited).

COLE CORPORATE INCOME TRUST, INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Notes to Pro Forma Condensed Consolidated Balance Sheet (Unaudited) as of September 30, 2012
a.    Reflects the Company’s historical balance sheet as of September 30, 2012.
b.    Reflects the preliminary purchase price allocations related to the acquisition of the Pro Forma Properties, which are preliminary and subject to change. The purchase price of the ID Roanoke Property of $23.5 million was offset by a $975,000 credit received at closing to arrive at the preliminary purchase price allocation.
c.    Represents cash paid for the purchase of the Pro Forma Properties and for acquisition related costs of $2.5 million.
d.    Represents the Company’s related loan costs incurred on the Credit Facility to finance the purchase of certain of the Pro Forma Properties.
e.    Represents the Company’s borrowings incurred on its secured revolving credit facility (the Credit Facility) to finance the purchase of certain of the Pro Forma Properties. The Credit Facility provides for up to $150.0 million of borrowings pursuant to a credit agreement. The Credit Facility will bear interest at rates depending on the type of loan specified, which at the time of acquisition was 3.71% for Eurodollar rate loans and 5.75% for floating rate loans.
f.    Represents the issuance of common shares required to generate sufficient offering proceeds to fund the purchase of the Pro Forma Properties, as the Company had insufficient capital at September 30, 2012 to acquire the Pro Forma Properties, which are included in the Pro Forma Condensed Consolidated Balance Sheet (Unaudited).
g.    Adjustment reflects the expensing of acquisition related costs as required under generally accepted accounting principles. The amount represents costs incurred to complete the acquisition of the Pro Forma Properties, including title, legal, accounting and acquisition related costs.
Notes to Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the Nine Months Ended September 30, 2012
a.    Reflects the Company’s historical results of operations for the nine months ended September 30, 2012.
b.    In connection with the purchase of the Pro Forma Properties, the Company incurred $2.5 million of acquisition related transaction costs, which have been excluded from the Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the nine months ended September 30, 2012, as these amounts represent non-recurring charges.
c.    Represents the straight-line rental revenue and amortization of the acquired intangible lease assets in accordance with the respective lease agreements for the Pro Forma Properties.
d.    Reflects the tenant reimbursement income for the Pro Forma Properties based on historical operating results of each property.
e.    Reflects the property operating expenses for the Pro Forma Properties based on historical operating results of each property.
f.    Represents depreciation and amortization expenses for the Pro Forma Properties. Depreciation and amortization expenses are based on the Company’s preliminary purchase price allocation. Real estate and related assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate and related assets by class are generally as follows:

Building and capital improvements	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
g.    Represents interest expense and deferred financing cost amortization associated with the borrowings on the Company’s Credit Facility incurred to finance the acquisition of certain of the Pro Forma Properties.
h.    Represents the weighted average common shares required to generate sufficient offering proceeds to fund the purchase of the Pro Forma Properties, because the Company had insufficient capital to acquire the Pro Forma Properties on January 1,

COLE CORPORATE INCOME TRUST, INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2011, which are included in the Pro Forma Condensed Consolidated Statement of Operations (Unaudited). The calculation assumes the common shares were issued on January 1, 2011.
Notes to Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the Year Ended December 31, 2011
a.    Reflects the Company’s historical results of operations for the year ended December 31, 2011.
b.    In connection with the purchase of the Pro Forma Properties, the Company incurred $2.5 million of acquisition related transaction costs, which have been excluded from the Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the year ended December 31, 2011, as these amounts represent non-recurring charges.
c.    Represents the straight-line rental revenue and amortization of the acquired intangible lease assets in accordance with the respective lease agreements for the Pro Forma Properties.
d.    Reflects the tenant reimbursement income for the Pro Forma Properties based on historical operating results of each property.
e.    Reflects the property operating expenses for the Pro Forma Properties based on historical operating results of each property.
f.    Represents depreciation and amortization expenses for the Pro Forma Properties. Depreciation and amortization expenses are based on the Company’s preliminary purchase price allocation. Real estate and related assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate and related assets by class are generally as follows:

Building and capital improvements	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
g.    Represents interest expense and deferred financing cost amortization associated with the borrowings on the Company’s Credit Facility incurred to finance the acquisition of certain of the Pro Forma Properties.
h.    Represents the weighted average common shares required to generate sufficient offering proceeds to fund the purchase of the Pro Forma Properties, because the Company had insufficient capital to acquire the Pro Forma Properties on January 1, 2011, which are included in the Pro Forma Condensed Consolidated Statement of Operations (Unaudited). The calculation assumes the common shares were issued on January 1, 2011.

CCIT-SUP-10C